Exhibit 99.1

MRI Interventions Announces $13.25 Million Private Placement

Offering Transformative for the Company

IRVINE, CA, May 25, 2017 – MRI Interventions, Inc. (OTCQB: MRIC) today announced it has entered into a definitive securities purchase agreement with a group of investors, which will result in gross proceeds to MRI Interventions of approximately $13.25 million, before deducting placement agents’ fees and estimated offering expenses. The securities under the securities purchase agreement consist of 6,625,000 units, composed of an aggregate of approximately 6,625,000 shares of MRI Interventions’ common stock and warrants to purchase approximately 6,625,000 shares of its common stock.

“We are very excited to complete this financing, and by the very strong interest from both new and existing investors,” said Frank Grillo, President and Chief Executive Officer of MRI Interventions. “With this financing as the capstone, the Company is now firing on all cylinders. We are pleased with the continued growth of our ClearPoint® Neuro Navigation System; we are pleased with the progress already underway in our recently announced programs with the Mayo Clinic and Acoustic MedSystems; we are pleased to announce the successful completion of this financing; and with these funds in place, we will now seek to up-list to a national exchange.”

For each unit purchased, the investor will receive one share of MRI Interventions’ common stock and a warrant to purchase one share of MRI Interventions’ common stock. The investors have agreed to pay a negotiated price of $2.00 per unit, and the exercise price of the warrants will be $2.20 per share, with the warrants being exercisable for a five-year period beginning on the original date of issuance. This private placement is expected to close on or before May 26, 2017, subject to customary closing conditions.

Joseph Gunnar & Co., LLC acted as Lead Placement Agent and Brookline Capital Markets, a division of CIM Securities, LLC, acted as Co-Placement Agent for the transaction.

The securities offered and to be sold by MRI Interventions in the private placement have not been registered under the Securities Act of 1933 or state securities laws and may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an applicable exemption from such registration requirements. MRI Interventions has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock, including shares of common stock issuable upon exercise of the warrants, to be issued in the private placement. Any resale of MRI Interventions’ securities under such resale registration statement will be made only by means of a prospectus.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

About MRI Interventions, Inc.

Building on the imaging power of magnetic resonance imaging (“MRI”), MRI Interventions is creating innovative platforms for performing the next generation of minimally invasive surgical procedures in the brain.  The ClearPoint Neuro Navigation System, which has received 510(k) clearance and is CE marked, utilizes a hospital’s existing diagnostic or intraoperative MRI suite to enable a range of minimally invasive procedures in the brain. For more information, please visit www.mriinterventions.com.

Forward-Looking Statements

This press release contains forward-looking statements based upon the Company’s current expectations. Forward-looking statements include, without limitation, all statements relating to any closing(s) of, and the amount of any proceeds from, the private placement transaction as well as the Company’s ability to up-list to a national exchange, each as described in this press release. Forward-looking statements are subject to risks and uncertainties, and the Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of such risks and uncertainties, which include, without limitation, risks and uncertainties associated with market conditions and the satisfaction of closing conditions related to the private placement described in this press release. There can be no assurance that the Company will be able to complete the private placement described in this press release on the terms described herein or in a timely manner, if at all. You should not place undue reliance on forward-looking statements, which apply only as of the date of this press release. The Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 9, 2017 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed with the Securities and Exchange Commission on May 9, 2017 contain, under the heading “Risk Factors” a comprehensive description of risks to which the Company is subject. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Contact Information:

MRI Interventions, Inc.

Harold A. Hurwitz, CFO, (949) 900-6833